Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Announces Entry into Marcellus Shale Play and Completes Drilling Deep Test Well in New York

CALGARY and PITTSBURGH · May 15, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) announces it has successfully drilled the stratigraphic test well on its Chautauqua Lake acreage in western New York. The well was drilled, cored and logged to a total depth of 7,300’ as planned.

This well, drilled in conjunction with New York State Energy Research and Development Authority (NYSERDA) was an effort to test the potential of several deep horizons in the area. The exact well location was determined using 2-D seismic.  The data from the logs and core is currently being evaluated.

Marcellus Update

Additionally, the Company is pleased to announce it has entered into an agreement with a leasing company to create an Area of Mutual Interest (AMI) of approximately 30,000 acres in the Marcellus Shale play. The AMI, located in northeast Pennsylvania, is designed to secure acreage prospective for the Marcellus and other shale reservoirs. The lands are close to known productive Marcellus wells and near pipelines. Terms on key acreage have now been agreed upon. The Company is seeking partners to help offset leasing costs in addition to securing a working interest partner. Interested partners and landowners should contact Unbridled Energy at 724-934-2340 for more information.

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORPORATION

“Joseph H. Frantz, Jr.”

Joseph H. Frantz, Jr.

President

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, sales, and levels and categorization of reserves.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.